Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of June 30, 2018 and for the six months then ended and related notes included in this report and (2) our audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2017 and the other information contained in such annual report.

The following discussion includes certain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934. The use of the words “believes” “projects,” “expects,” “may,” “plans” or “intends”, or words of similar import, identifies a statement as “forward-looking.” There can be no assurance, however, that actual results will not differ materially from our expectations or projections. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in our Annual Report on Form 20-F under the heading “Risk Factors.”

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total sales for the periods indicated.

	Six Months Ended
	June 30,
	2017	2018
Sales	100%	100%
Cost of sales	62.8	76.5
Gross profit	37.2	23.5
Research and development expenses	12.3	12.4
Sales and marketing expenses	5.8	5.5
General and administrative expenses	3.9	3.5
Contingent consideration expense (benefit)	0.2	-
Operating Income	15.0	2.2
Financial income, net	0.1	0.8
Income before income taxes	15.1	3.0
Income tax expenses	2.9	1.3
Net Income	12.2	1.7

Sales in the six months ended June 30, 2018 increased moderately by 2.7% to $57,125 thousand compared to $55,608 thousand in the six months ended June 30, 2017. Our modest growth in sales was mainly attributed to the following: On the positive side, we have continued to benefit from our success in expanding our customer base and product offering supporting important market trends like SD-WAN, Cyber security and NFV. However, on the negative side, we lost our largest-ever Cloud related Design Win in March 2018. All of the above, lead to our modest growth in the six months ended June 30, 2018.

Gross profit in the six months ended June 30, 2018 was $13,439 thousand compared to $20,709 thousand in the six months ended June 30, 2017. Gross profit as a percentage of sales in the six months ended June 30, 2018 was 23.5%, compared to 37.2% in the six months ended June 30, 2017. The lower gross profit percentage in the six months ended June 30, 2018 compared to the six months ended June 30, 2017 was primarily attributed to a $5 million write-off related to the loss of our largest-ever Cloud related Design Win. In addition, our gross profit is largely dependent on the mix of products we sell during a specific period.  The changes to the mix of products that we sold in the six months ended June 30, 2018, which was influenced by our strategic decision to take advantage of increased revenue potential and opportunities, contributed to the lower gross profit percentage. Gross profit was also affected by, among other factors, write-downs of inventory made with respect to any slow moving or obsolete inventory we can no longer use (not including the above mentioned write-off). The inventory write-downs as a percentage of sales in the six months ended June 30, 2018 decreased to 0.7%, compared to 1.6% in the six months ended June 30, 2017.

Research and development expenses in the six months ended June 30, 2018 increased by 3.4% to $7,078 thousand compared to $6,842 thousand in the six months ended June 30, 2017. This increase was mainly attributed to the increase in the number of our research and development employees, as well as to an increase in the use of consultants and subcontracted work, required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately $608 thousand to such increase ,offset by a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone) which amounted to approximately $124 thousand, and offset by a decrease in amortization of acquired intangible assets, which amounted to approximately $384 thousand in the six months ended June 30, 2018, compared to $632  thousand in the six months ended June 30, 2017.

Sales and marketing expenses in the six months ended June 30, 2018 decreased by 3.2% to $3,132 thousand compared to $3,235 thousand in the six months ended June 30, 2017. This decrease was mainly attributed to a decrease in amortization of acquired intangible assets which amounted to approximately $233 thousand in the six months ended June 30, 2018, compared to $323 thousand in the six months ended June 30, 2017 combined with a strengthening of the US Dollar against the New Israeli Shekel (since a significant portion of our sales and marketing expenses are incurred in New Israeli Shekels) which contributed approximately $29 thousand to the decrease.

General and administrative expenses in the six months ended June 30, 2018 decreased by 9.4% to $1,975 thousand compared to $2,180 thousand in the six months ended June 30, 2017. This decrease was mainly attributed to a decrease in the share-based compensation which amounted to approximately $303 thousand in the six months ended June 30, 2018, compared to $406 thousand in the six months ended June 30, 2017 combined with a strengthening of the US Dollar against the New Israeli Shekel (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels) which contributed approximately $48 thousand to the decrease.

In the six months ended June 30, 2018 we had a contingent consideration expense in the amount of $0 thousand compared to a contingent consideration expense in the amount of $118 thousand in the six months ended June 30, 2017.

Financial income, net in the six months ended June 30, 2018 increased by 1025.6% to $484 thousand compared to $43 thousand in the six months ended June 30, 2017. The increase resulted from the net effect of the following factors: (i) an increase in income from investment in marketable securities, attributed to increase in the funds available for investment, which amounted to $334 thousand in the six months ended June 30, 2018 compared to $141 thousand in the six months ended June 30, 2017, (ii) a decrease in bank fees, which contributed approximately $48 thousand to the increase, and (iii) to a strengthening of the US Dollar against the New Israeli Shekel and the Danish Krone, which created a net financial income in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels as well as Danish Krone) of $194 thousand in the six months ended June 30, 2018 compared to a net financial expenses in the amount of $6 thousand in the six months ended June 30, 2017.

In the six months ended June 30, 2018 we recorded current income tax expenses of $1,102 thousand and deferred income tax benefit of $88 thousand compared to current income tax expenses of $1,662 thousand and deferred income tax benefit of $19 thousand in the six months ended June 30, 2017. The decrease in our current income tax expenses was mainly attributed to a decrease in our income and the resulting taxable income. The increase in the deferred income tax benefit was mainly attributed to an increase in tax benefits relating to share-based compensation provided by us to our employees and directors, which amounted to $76 thousand in the six months ended June 30, 2018 compared to tax expenses which amounted to $20 thousand in the six months ended June 30, 2017. In addition, in the six months ended June 30, 2018 we recorded an income tax benefit relating to prior years in the amount of $273 thousand, compared to an income tax benefit relating to prior years in the amount of $56 thousand in the six months ended June 30, 2017.

In the six months ended June 30, 2018 we recorded net income of $997 thousand compared to net income of $6,790 thousand in the six months ended June 30, 2017, a decrease of 85.3%. The decrease was mainly attributed to our lower gross profit in the six months ended June 30, 2018 compared to the six months ended June 30, 2017, as mentioned above.

Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

Since the majority of our revenues are denominated and paid in U.S. Dollars, we believe that inflation in Israel and in Denmark and fluctuations in the U.S. dollar exchange rates do not have any material effect on our revenue. Inflation in Israel or Denmark and the Israeli and Danish currency as well as U.S. dollar exchange rate fluctuations, may however, have an effect on our expenses and, as a result, on our net income/loss. The cost of our Israeli and Danish operations, as expressed in U.S. Dollars, is influenced by the extent to which any change in the rates of inflation in Israel or Denmark are not offset (or are offset on a lagging basis) by a change in valuation of the NIS or DKK in relation to the U.S. dollar.

We do not presently engage in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake such transactions, if management determines that it is necessary to offset such risks.

B. Liquidity and Capital Resources

As of June 30, 2018, we had working capital of $93,102 thousand and our current ratio (current assets to current liabilities) was 5.26. Cash and cash equivalents as of June 30, 2018 increased by $15,655 thousand to $32,676 thousand, compared to $17,021 thousand as of December 31, 2017. We did not have any Short-term marketable securities as of June 30, 2018 compared to $7,752 thousand as of December 31, 2017, and long-term marketable securities increased by $13,932 thousand to $19,877 thousand, compared to $5,945 thousand as of December 31, 2017. The net increase of $21,835 thousand in these three balance sheet items in the six months ended June 30, 2018 was mainly due to positive cash provided by operating activities in the amount of $22,559 thousand, and to consideration received in connection with exercise of options to purchase our ordinary shares in the amount of approximately $77 thousand, offset by property, plant and equipment expenditures which contributed approximately $606 thousand to such changes.

Trade receivables (including trade receivable from related parties) decreased to $27,443 thousand as of June 30, 2018, compared to $41,367 thousand as of December 31, 2017. This decrease was mainly attributed to the decrease in our revenue in the three months ended June 30, 2018 compared to our revenue in the three months ended December 31, 2017. Other receivables decreased to $5,252 thousand as of June 30, 2018, compared to $5,823 thousand as of December 31, 2017.

Trade payables (including trade payables to related parties) increased to $16,330 thousand as of June 30, 2018, compared to $12,629 thousand as of December 31, 2017. This increase was mainly attributed to a one-time change of payment terms with one of our larger suppliers. Other payables and accrued liabilities decreased to $5,510 thousand as of June 30, 2018, compared to $6,420 thousand as of December 31, 2017.

Inventories decreased to $49,571 thousand as of June 30, 2018, compared to $51,487 thousand as of December 31, 2017.

Cash provided by operating activities in the six months ended June 30, 2018 amounted to $22,559 thousand compared to cash provided by operating activities in the amount of $2,755 thousand in the six months ended June 30, 2017. The cash provided by operating activities in the six months ended June 30, 2018 was primarily the result of changes in our accounts receivable, accounts payable and inventory, in the six months ended June 30, 2018.

Capital expenditures on property and equipment for the six months ended June 30, 2018 were $771 thousand, compared to $956 thousand as of June 30, 2017. This decrease was mainly attributed to a decrease in investment in equipment used for our production and research and development efforts, as a result of the loss of our largest-ever Cloud related Design Win.

We have cash and cash equivalents that we believe are sufficient for our present requirements. Furthermore, our cash resources are sufficient to fund our operating needs for at least the next twelve months.